Exhibit 99.3

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer
Correvio Pharma Corp. (“Correvio” or the “Corporation”, formerly known as Cardiome Pharma Corp.)
1441 Creekside Drive, 6th floor
Vancouver, BC V6J 4S7

Item 2.	Date of Material Change
November 6, 2018
Item 3.	News Release
Correvio issued a news release with respect to the material change on November 6, 2018. The news release was disseminated via PR Newsire and subsequently filed on Correvio’s SEDAR profile.
Item 4.	Summary of Material Change
Correvio reported financial results for its third quarter ended September 30, 2018. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).
Item 5.	5.1 - Full Description of Material Change
See attached press release.
5.2 - Disclosure for Restructuring Transactions
Not applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
Justin Renz, Chief Financial Officer
Telephone: 604-677-6905.
Item 9.	Date of Report
This Material Change Report is dated November 6, 2018.

1441 Creekside Drive, 6th Floor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

NASDAQ: CORV TSX: CORV

Correvio Reports THird Quarter 2018 FINANCIAL Results

Management to Host Conference Call and Webcast Today,

November 6, 2018 at 4:30 p.m. Eastern (1:30 p.m. Pacific)

Vancouver, Canada, November 6, 2018 - Correvio Pharma Corp. (NASDAQ: CORV / TSX: CORV), a revenue-generating, specialty pharmaceutical company focused on commercializing hospital drugs, today reported financial results for its third quarter ended September 30, 2018 and commented on recent accomplishments and plans.

“The past few months at Correvio have been highlighted by meaningful progress across a number of our programs, but most notably by the advancement of our discussions with the U.S. Food and Drug Administration (FDA) and their decision to permit our resubmission of the New Drug Application (NDA) seeking approval for Brinavess® as a new treatment for the rapid conversion of recent onset atrial fibrillation (AF) in adult patients,” said William Hunter, MD, CEO and President of Correvio. “The NDA, which we expect to file during the second quarter of 2019, will be supported by the recently reported SPECTRUM data which evaluated Brinavess in over 2,000 treatment episodes in the European Union (EU).”

“Our third quarter revenues remained robust and were up 16% year-over-year and 13% quarter-over quarter. More impressively, year to date revenues generated from our direct sales grew 58% compared to the same period in 2017, and third quarter revenues generated from our direct sales grew 40% year-over-year. We are expecting strong fourth quarter revenues and believe we are on track to deliver on our stated goal of at least $28 million in annual net sales.” Dr. Hunter concluded.

Third Quarter 2018 and Recent Highlights

Brinavess®

•	Correvio announced that, based on productive pre-NDA discussions with the U.S. FDA, it intends to resubmit the Brinavess NDA during the second quarter of 2019. The FDA agreed that no additional studies would be required for the resubmission of the Brinavess NDA.
•	Correvio announced that it has received independent regulatory and legal opinions that Brinavess® may qualify for up to a 5-year patent extension from the U.S. Patent and Trademark Office (USPTO), significantly lengthening Brinavess’ exclusive commercial rights into 2031.
•	Correvio reported preliminary data from SPECTRUM, a post-authorization safety study conducted in the EU evaluating Brinavess in 1,778 unique patients with 2,009 treatment episodes across 53 participating hospitals in the EU. The data demonstrated that treatment with Brinavess successfully converted 70.2% (95% confidence interval; 68.1 - 72.2) of all treated patients. Treatment with Brinavess also showed a median time to conversion of 11 minutes from start of first infusion among patients who converted. For safety, a total of 19 health outcomes of interest (HOIs; defined as significant hypotension, ventricular arrhythmia, atrial flutter, or bradycardia) were reported in 17 patients. The cumulative incidence of HOIs at study completion was 0.8% (95% CI: 0.5%-1.4%). Twenty-eight serious adverse events (SAEs) were reported for 26 patients and no deaths were reported in the study.

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•	Correvio also reported positive data highlighting reduced hospitalization in acute AF patients treated with Brinavess in Belgian hospitals. The data demonstrated that treatment with Brinavess successfully avoided hospitalization for 85.4% (95% CI; 76.1 - 94.8) of all treated patients. Treatment with Brinavess also significantly decreased the use of electric cardioversion, with 84.1% (95% CI 71.5 - 96.7) of patients avoiding electric cardioversion and all adverse events related to this procedure. As a result of this real world data, Brinavess received reimbursement approval from the National Institute for Health and Disability Insurance in Belgium.
•	Correvio announced that Brinavess was selected by the China Food and Drug Administration’s (CFDA) Center for Drug Evaluation (CDE) as potentially eligible for priority review. In a list recently published by the CDE, Brinavess was named one of 48 therapies assessed as “clinically urgently needed new drugs”, and therefore eligible under the priority review pathway. In addition to clinical trial data supporting Brinavess’ ex-China regulatory approvals, Correvio will also be expected to provide evidence that there are no differences in Brinavess’ efficacy or safety across ethnicities.

Trevyent®

•	Correvio’s partner SteadyMed Ltd., the licensor of Trevyent®, was successfully acquired by United Therapeutics (NASDAQ: UTHR) during the quarter. The completion of this transaction strengthens Correvio’s potential commercial effort as United Therapeutics is the recognized global leader in pulmonary arterial hypertension therapies. United Therapeutics has stated their intention to resubmit the Trevyent NDA during the first half of 2019. Correvio plans to submit a regulatory filing for Trevyent in Europe following the acceptance of SteadyMed’s NDA resubmission by the FDA.

Corporate and Financial

•	Correvio entered into an At Market Sales Issuance Agreement with B. Riley FBR, Inc. (“BRFBR”), pursuant to which the Company may, from time to time sell, through “at-the-market” offerings on the Nasdaq Capital Market, or another existing trading market in the U.S. with BRFBR as agent, such number of common shares as would have an aggregate offer price of up to $30.0 million (USD) subject to an initial limit of $13.0 million (USD).

Third Quarter 2018 Financial Results

Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Correvio recorded a net loss of $7.1 million (basic loss per share of $0.20) for the three months ended September 30, 2018, compared to a net loss of $6.6 million (basic loss per share of $0.20) for the three months ended September 30, 2017.

Revenue for the three months ended September 30, 2018 was $7.0 million, compared to revenue of $6.0 million for the three months ended September 30, 2017. Year to date revenues generated from our direct sales grew 58% compared to the same period in 2017 and third quarter revenues generated from our direct sales grew 40% year-over-year. The increase in revenue was primarily attributable to the commercial rollout of Xydalba™ and sales of Zevtera®/Mabelio®, which Correvio acquired from Basilea Pharmaceutica International Ltd. in September 2017.

Cost of goods sold (“COGS”) for the three months ended September 30, 2018 was $2.1 million, compared to COGS of $1.5 million for the three months ended September 30, 2017.

SG&A expense for the three months ended September 30, 2018 was $9.2 million, compared to $8.5 million for the three months ended September 30, 2017. The increase in SG&A expense was primarily due to expansion of Correvio’s direct sales force in Europe related to the launch of its antibiotic products, Xydalba and Zevtera/Mabelio.

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Interest expense was $1.7 million for the three months ended September 30, 2018, compared to $1.8 million for the three months ended September 30, 2017.

Liquidity and Outstanding Share Capital

At September 30, 2018, the Company had cash, cash equivalents, and restricted cash of $18.8 million. As of November 5, 2018, there were 36,189,008 common shares issued and outstanding, and 3,664,874 common shares issuable upon the exercise of outstanding stock options (of which 2,323,731 were exercisable) at a weighted average exercise price of CAD $5.00 per share, and 40,622 restricted share units outstanding.

Conference Call

Correvio will hold a teleconference and webcast on November 6, 2018 at 4:30 p.m. Eastern (1:30 p.m. Pacific). To access the conference call, please dial 888-390-0546 or 416-764-8688 and use conference ID 75408540. The webcast can be accessed through the following link:

https://event.on24.com/wcc/r/1863446/B296C462738BADE36C24D78B5A2B2E74

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through November 20, 2018.  Please dial 888-390-0541 or 416-764-8677 and enter code 408540 # to access the replay.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company’s portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio’s pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world’s leading treatment for pulmonary arterial hypertension. Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or “forward-looking information” under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

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These forward-looking statements may include, but are not limited to: any possible regulatory path forward with respect to Brinavess®, including, specifically, resubmission of an NDA for Brinavess® and the timing of such resubmission and any related review by or correspondence with the FDA; any possible extension of the patent term covering the use of Brinavess that could be available in the U.S.; any future rise in the prevalence of AF in the United States and the potential benefits of a rhythm-control strategy to prevent progression of AF; our plans to develop and commercialize product candidates in various countries and the timing of development and commercialization; whether we or our partners will receive, and the timing and costs of obtaining, regulatory approvals for our products in various countries; clinical development of our product candidates, including the results of current and future clinical trials and the timing associated with the receipt of clinical trial results; the ability to enroll and to maintain enrollment of patients in our clinical trials; our estimates of the size of the markets and potential markets for our products; our estimates of revenues and anticipated revenues for the commercialization of products and product candidates; the range and degree of market acceptance of our products; the pricing of our products; and whether we will receive, and the timing of, reimbursement for our products in various countries.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A detailed discussion of the risks and uncertainties facing Correvio are discussed in the recent annual and quarterly reports of our former parent company Cardiome Pharma Corp., the recent quarterly reports of Correvio, the Short Form Base Shelf Prospectus filed on July 5, 2018 by Correvio, the Prospectus Supplement filed July 10, 2018 by Correvio, and those risks and uncertainties detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given the risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this presentation. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.

Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.

Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.

Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.

Trevyent® is a trademark of SteadyMed Ltd. and used under license.

All other trademarks are the property of their respective owners.

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Contact:

Justin Renz

CFO

Correvio Pharma Corp.

604.677.6905 ext. 128

800.330.9928

jrenz@correvio.com

Argot Partners

Michelle Carroll/Claudia Styslinger

212.600.1902

michelle@argotpartners.com/claudia@argotpartners.com

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CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except share amounts)

	September 30, 2018	December 31, 2017

Assets
Current assets:
Cash and cash equivalents	$16,751	$22,081
Restricted cash	2,072	2,100
Accounts receivable, net of allowance for doubtful accounts of $101 (2017 - $125)	8,615	6,383
Inventories	4,898	6,427
Prepaid expenses and other assets	1,136	961
	33,472	37,952

Property and equipment	544	416
Intangible assets	27,413	27,806
Goodwill	318	318
Deferred income tax assets	320	320
	$62,067	$66,812

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$8,076	$7,701
Current portion of deferred revenue	200	207
	8,276	7,908

Long-term debt, net of unamortized debt issuance costs	40,722	40,000
Deferred revenue	2,644	2,502
Other long-term liabilities	284	212
	51,926	50,622

Stockholders’ equity:
Common stock	356,322	353,483
Authorized - unlimited number without par value
Issued and outstanding - 35,388,132 (2017 - 34,637,312)
Additional paid-in capital	40,229	38,443
Deficit	(403,302)	(392,865)
Accumulated other comprehensive income	16,892	17,129
	10,141	16,190
	$62,067	$66,812

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CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2018	2018	2017
Revenue
Product and royalty revenues	$6,984	$5,970	$19,657	$16,828
Licensing and other fees	23	51	71	146
	7,007	6,021	19,728	16,974
Cost of goods sold	2,135	1,488	6,398	4,845
Gross margin	4,872	4,533	13,330	12,129
Expenses:
Selling, general and administration	9,186	8,481	32,719	26,277
Amortization	989	890	3,161	2,567
	10,175	9,371	35,880	28,844
Operating loss	(5,303)	(4,838)	(22,550)	(16,715)

Other income (expense):
Other expense on modification of long-term debt	—	(29)	—	(1,451)
Gain on disposal of Canadian Operations	—	—	18,489	—
Interest expense	(1,686)	(1,762)	(4,416)	(3,796)
Other expense	(129)	(175)	(281)	(282)
Foreign exchange gain (loss)	52	255	(1,239)	881
	(1,763)	(1,711)	12,553	(4,648)
Loss before income taxes	(7,066)	(6,549)	(9,997)	(21,363)
Income tax expense	(39)	(74)	(140)	(105)
Net loss	$(7,105)	$(6,623)	$(10,137)	$(21,468)
Other comprehensive income (loss):
Foreign currency translation adjustments	(3)	173	(237)	700
Comprehensive loss	$(7,108)	$(6,450)	$(10,374)	$(20,768)
Loss per common share
Basic and diluted	$(0.20)	$(0.20)	$(0.29)	$(0.66)
Weighted average common shares outstanding
Basic	34,958,008	33,835,677	34,828,761	32,730,558
Diluted	34,958,008	33,878,190	34,828,761	32,772,179

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CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Operating activities:
Net loss	$(7,105)	$(6,623)	$(10,137)	$(21,468)
Items not affecting cash:
Amortization	989	890	3,161	2,567
Accretion of long-term debt	346	567	429	970
Interest paid in-kind on long-term debt	425	366	1,249	366
Write-down of inventory	46	163	213	233
Gain on disposal of Canadian Operations	—	—	(18,489)	—
Stock-based compensation expense	266	311	1,526	1,641
Unrealized foreign exchange gain (loss)	18	(445)	1,445	(1,417)
Changes in operating assets and liabilities:
Accounts receivable	(2,135)	(703)	(2,479)	473
Inventories	619	70	1,380	(1,412)
Prepaid expenses and other assets	(372)	(305)	(181)	(203)
Accounts payable and accrued liabilities	(520)	492	466	(767)
Deferred revenue	(125)	(51)	(53)	(146)
Other long-term liabilities	88	(8)	73	(23)
Net cash used in operating activities	(7,460)	(5,276)	(21,397)	(19,186)

Investing activities:
Proceeds on disposal of Canadian Operations	192	—	18,857	—
Purchase of property and equipment	(15)	—	(281)	(5)
Purchase of intangible assets	(18)	(5,206)	(4,682)	(5,219)
Net cash provided by (used in) investing activities	159	(5,206)	13,894	(5,224)

Financing activities:
Issuance of common stock	2,284	237	2,284	7,127
Share issue costs	(96)	(10)	(96)	(352)
Issuance of common stock upon exercise of stock options	—	—	258	384
Income tax withholdings on vesting of restricted share units	—	(9)	(23)	(58)
Proceeds from issuance of long-term debt	—	10,000	—	20,000
Financing fees on issuance of long-term debt	—	(368)	(21)	(518)
Payment of deferred consideration	—	(1,670)	—	(2,815)
Net cash provided by financing activities	2,188	8,180	2,402	23,768

Decrease in cash, cash equivalents, and restricted cash during the period	(5,113)	(2,302)	(5,101)	(642)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(10)	161	(257)	462
Cash, cash equivalents, and restricted cash, beginning of period	23,946	31,266	24,181	29,305
Cash, cash equivalents, and restricted cash, end of period	$18,823	$29,125	$18,823	$29,125

Supplemental cash flow information:
Interest paid	$915	$843	$2,738	$2,479
Net income taxes (received) paid	(1)	25	59	(328)

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